SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Identiv, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45170X205
(CUSIP Number)

Bleichroeder LP
1345 Avenue of the Americas, 47th Floor,
New York, New York 10105
(212) 698-3101

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  🗹

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45170X205	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON Bleichroeder LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,029,736
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,029,736
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 45170X205	Page 3 of 5 Pages
1	NAME OF REPORTING PERSON Bleichroeder Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,029,736
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 5,029,736
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,736
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

Item 1. Security and the Issuer

This Amendment No. 1 (this “Amendment”) amends Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on May 8, 2023 (the “Schedule 13D”), with respect to the Common Stock, $0.001 par value (the “Shares”), of Identiv, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended to include the following:

Accounts and funds managed by the reporting person hold (i) 2,884,495 Shares and (ii) shares of Series B Non-Voting Convertible Preferred Stock that are presently convertible into 2,145,241 Shares (as of October 21, 2023).

Bleichroeder LP is deemed to be the beneficial owner of 5,029,736 Shares, or 19.9%, of the common stock ("Common Stock") believed to be outstanding. The 5,029,736 shares include 2,884,495 Shares, and 2,145,241 Shares issuable upon conversion of the Preferred Stock. In accordance with the Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock, conversion of the Preferred Stock is subject to a Beneficial Ownership Limitation (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock) of 19.9% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of Shares upon conversion of the Preferred Stock. If there was no 19.9% limit on the conversion of the Preferred Stock, Bleichroeder would be deemed to be the beneficial owner of approximately 9,531,795 Shares, representing 32% of the outstanding Shares.

Item 5.   Interest in Securities of the Issuer.
Item 5 (a)-(b) is hereby amended and restated as follows:
(a)   As of the date of this Amendment, the Reporting Persons beneficially own 5,029,736 Shares, representing 19.9% of the outstanding Shares (including Shares presently issuable upon the conversion of Preferred Stock). If there was no 19.9% limit on the conversion of the Preferred Stock, the Reporting Persons would be deemed to be the beneficial owners of 9,531,795 shares of Shares (including approximately 6,647,300 Shares that would be issuable upon conversion of the Preferred Stock as of October 21, 2023), representing 32% of the outstanding Shares.
(b)   The Reporting Persons have sole voting and dispositive power over 5,029,736 Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2023	BLEICHROEDER LP

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

BLEICHROEDER HOLDINGS LLC

	By:	/s/ Michael M. Kellen
Name: Michael M. Kellen
Title: Chairman and CO-CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).